EXHIBIT 12

INTERNATIONAL PAPER COMPANY

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED

STOCK DIVIDENDS

(Dollar amounts in millions)

(Unaudited)

	For the Years Ended December 31,
TITLE	2003	2004	2005	2006	2007
A) Earnings (loss) before income taxes, minority interest, extraordinary items and accounting changes	$89.0	$376.0	$286.0	$3,188.0	$1,654.0
B) Minority interest expense, net of taxes	(79.0)	(24.0)	(9.0)	(17.0)	(24.0)
C) Fixed charges excluding capitalized interest	943.8	859.7	752.0	724.5	552.8
D) Amortization of previously capitalized interest	40.8	40.3	39.2	34.8	27.2
E) Equity in undistributed earnings of affiliates	3.1	(13.4)	9.7	(5.8)	(10.7)
F) Earnings before income taxes, extraordinary items, accounting changes and fixed charges	$997.7	$1,238.6	$1,077.9	$3,924.5	$2,199.3
Fixed Charges
G) Interest and amortization of debt expense	$801.8	$780.3	$680.8	$651.4	$487.0
H) Interest factor attributable to rentals	74.9	63.9	61.2	60.2	55.4
I) Preferred dividends of subsidiaries	67.1	15.5	10.0	12.9	10.4
J) Capitalized interest	8.0	9.7	13.7	20.7	29.9
K) Total fixed charges	$951.8	$869.4	$765.7	$745.2	$582.7
L) Ratio of earnings to fixed charges	1.05	1.42	1.41	5.27	3.77

Note: Dividends on International Paper’s preferred stock are insignificant. As a result, for all periods presented, the ratios of earnings to fixed charges and preferred stock dividends are the same as the ratios of earnings to fixed charges.